Letter to Shareholders

To our shareholders,

2012 was a remarkable year for Westport. We truly believe that we have passed the tipping point and we are now entering a new era for natural gas as a transportation fuel. In every market segment and in every geographic area, we saw strong evidence that all of the necessary conditions for strong market penetration and growth are now in place.

I will start by providing a brief review of the year and our strategic position, and discuss how we have realigned our business units for the next phase in our company’s development. This is paralleled with a change in our financial presentation, which we believe will make our growth trends and path to profitability clearer.

We at Westport have made great efforts over the past decade to promote and deliver demonstration projects that prove natural gas could be viable as a transportation fuel. In the process, we recruited many partners and developed a broad consensus that our approach, which coordinates investments in infrastructure, vehicle development, and market development, could realistically deliver exciting returns to all of our stakeholders, including customers.

We now see broad consensus that natural gas is going to take a meaningful share of the transportation markets in which we participate. Industry reports suggest that by 2017, between 7% and 15% of the heavy-duty truck market in North America will be powered by natural gas. We can see similar numbers in China and rapid penetration in new markets like mining and rail. Our more mature market segments such as transit and refuse trucks continue to increase their market share as well. Given these factors, we concluded that 2012 marked the end of the proof-of-concept phase. We believe now our customers want a complete systems solution with clear economic advantages without giving up anything as they move to natural gas.

The path to a vibrant industry is in front of us and we are confident that we can achieve this. We intend to be one of the winners in this emerging opportunity and we believe we have the technology, partnerships and market position to deliver this.

For the past decade, the goal has been to attract new customers and show them that natural gas could work for them, so naturally the business metric has been revenue growth.

We believe it is now apparent to our partners that many people will want natural gas for transportation applications. We need to finish product development and deliver a broad array of the right products to market. We also need to help our partners sell and support these products, as well as expand our product offerings into new markets and geographies. Most importantly, we need to reduce costs and reflect the savings in reduced prices to our customers and end users.

As I said, this is all underway. 2013 will see the beginning of the new phase of our industry, with natural gas products becoming mainstream, and we will grow from there.

Revenue growth is still a key metric, and we continue to foresee industry-leading sales growth. However, the emerging metrics for us and our partners are going to be return on investment, efficiency, scalability, cash flow, and operating income. We want our partners to see that this is going to be a great business opportunity and that means we all need to see the financial returns.

As we looked at the opportunity ahead, we concluded that we need to pivot away from our proof-of-concept, project-oriented organization, and increase the focus on our commercial products and our partnerships.

Therefore we have made a significant shift in our organization and we have changed our financial reporting accordingly. We believe this will more transparently explain our business and you can track our progress going forward.

We have reformed our former Westport LD and Westport HD business units into three new global business units:

1	Applied Technologies solves the technical challenges of using gaseous fuels on vehicles, and engineers and manufactures the specific unique vehicle components— such as fuel injectors, fuel pumps, fuel tanks, pressure regulators, and electronic controls—that are required to build best-in-class natural gas vehicles. This business unit sells globally to both original equipment manufacturers (OEMs) and aftermarket customers, as well as to our internal customers. This business unit contributed the most to our product revenue, at $92 million last year.

2	On-Road Systems works with major OEM partnerships including Volvo, PACCAR, Ford, General Motors, and Clark to design complete vehicles and have them designed to be produced in parallel or on the production line with major OEMs. Westport has developed unique partnerships with the majority of these OEMs and at this point we believe every transportation OEM must organize their natural gas product line within a very short time. In fact, we recently launched two new OEM programs to develop natural gas engines featuring Westport high pressure direct injection (Westport™ HPDI) technology.

3	New Markets and Off-Road Systems is responsible for major new markets such as off-road mining and locomotives, and our China initiative. Revenues are expected to come from product and component sales, the cryogenic vessels required to store the liquefied natural gas (LNG), and the control systems which deliver fuel to the engine associated with such vehicles. Our partnerships with Weichai and Caterpillar fall into this group.

We also have two major joint ventures (JVs), Cummins Westport Inc. (CWI) and Weichai Westport Inc. (WWI) where we receive a share of the profits from these companies. What we want to increasingly focus on is the revenue from sale of Westport products to customers using these JV engines, and we want the JVs to be reported in a parallel fashion. Our new presentation will show both JVs by equity profit share and our reported revenue will only include Westport product and services. Note that sales of products like the new Westport™ LNG Tank System to OEMs with CWI engines, or sales of products like Westport HPDI systems to Weichai, will appear as Westport product revenue.

As many of you are used to thinking about our numbers consolidated with CWI, for consistency purposes we will continue to report Westport plus CWI top line as a non-GAAP measure this year.

Looking at 2012 through this new lens, you can see a few things more clearly.

First, for the year ended December 31, 2012, compared to the year ended 2011:

:: Westport revenue was up 54% to $156 million;

:: CWI revenue was up 21% to $198 million; and

:: WWI was up 148% to $272 million.

Using our previous guidance methodology, Westport plus CWI, total revenue was $354 million, which exceeded the $340 to $350 million guidance for 2012.

In 2013 we will see continued growth in our existing product lines but we will also see the launch of some very important new products:

:: the Cummins Westport ISX12 G engine, which has seen great interest;

:: the Westport LNG Tank System for vehicles with those engines, which solves a major fuel storage issue for the industry;

:: the first LNG truck with Westport HPDI technology in China; and

:: the Westport™ WiNG Power System for the Ford F-450/F-550 Super Duty pickup trucks.

That said, we cannot put vehicles on the road unless people know how to refuel. This year is also a transition year, we believe, for a phase change in this challenge. We are not where we need to be today but we expect that the situation gets dramatically better in 2013 and in 2014, and by 2015 we believe this will no longer be seen as a serious challenge anywhere in the world. We will not be finished with infrastructure, but any customer who wants fuel should be able to access it anywhere by then.

Westport is now in transition from a market creation story to a business execution story, in what we expect to be a very large industry.

Now that we have proven the capability of our “capital-light” partnering model and now that we are seeing market acceptance of our products and product plans in each segment, we can shift our focus to more traditional management issues, such as reducing cost and improving reliability, product evolution, sales and marketing efficiency, customer support and filling out our portfolio. However, we believe we have developed a very broad platform for growth and profitable returns for our shareholders for years to come. We are in a fortunate and very exciting position. The opportunity is here. The market is ready. Westport has a unique position and a unique opportunity. Over the next few years, we will begin to see the payoff for our long investment. Thank you for your patience and I look forward to reporting our achievements ahead.

On behalf of our Board of Directors and management team, and our employees around the world, we thank you for your continued support and confidence in Westport.

Sincerely,

David R. Demers	Bill E. Larkin
Chief Executive Officer	Chief Financial Officer